Exhibit 99.1

Check-Cap Reports First Quarter 2018 Financial Results

ISFIYA, Israel, May 17, 2018 /PRNewswire/ --Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK) (NASDAQ: CHEKW; CHEKZ), a clinical stage medical diagnostics company engaged in the development of C-Scan®, an ingestible capsule preparation-free, colorectal cancer screening, today announced financial results for the first quarter ended March 31, 2018.

Recent Highlights

•
Initiated an EU post approval study using C-Scan system Version 3 that incorporates the latest algorithms and system optimization and tailors scanning of the colon to the patient's natural colonic movements to maximize the amount of the colon that is tracked and imaged. As reported in an interim clinical study of C-Scan Version 3 in March 2018, evaluable results of 21 patients showed average colon imaging coverage of 64%, a 40% improvement over 46% average colon imaging coverage in the CE Mark study. Based on these results, we believe that C-Scan Version 3 has demonstrated significant improvement in average colon imaging coverage compared with the C-Scan version used in the multi-center clinical study that supported the Company's CE Mark approval received in January 2018.

•	Applied to register the C-Scan Version 3 system for marketing and sale in Israel.

•
Regained compliance with Nasdaq minimum bid price requirement. The Company announced and began to trade on the NASDAQ Capital Market on a post 1-for-12 reverse share split adjusted basis in April 2018.

•	Manufacturing collaboration with GE Healthcare ("GE") continues to progress towards U.S. pilot trial initiation.

•
Closed a $20.2 million underwritten public offering (including the exercise in full of the underwriter's option to purchase additional securities) of 3,189,381 units with each unit consisting of one ordinary share (or ordinary share equivalent) and one Series C warrant to purchase one ordinary share, along with the exercise in full by the underwriter of its option to purchase an additional 478,407 ordinary shares and Series C warrants to purchase up to 478,407 ordinary shares ("Offering").

•
Appointed Alex Ovadia as Chief Executive Officer. Prior to this appointment, Mr. Ovadia served as Check-Cap's Chief Operating Officer, Vice President of Research and Development and Israeli site manager since 2013.

Alex Ovadia, CEO of Check-Cap, stated: "We are pleased to report progress on key initiatives entering 2018.  Following completion of our public offering, we now have resources to continue to execute on our plan to commercialize our proprietary C-Scan system, providing patients with a preparation free alternative for pre-cancerous polyps screening in the colon. Our EU post approval study is underway, with interim results expected in the Q3, 2018, and we have commenced regulatory processes to enter the Israel market, where we hope to receive approval for marketing also in Q3, 2018. In the U.S., we continue to hold productive discussions with regulatory agencies and clinical partners for a planned pilot study initiation in the Q4, 2018."

Financial Results for the First Quarter Ended March 31, 2018

Research and development expenses, net were $1.6 million for the three months ended March 31, 2018, compared to $1.9 million for the same period in 2017. The decrease was primarily due to a $289,000 decline in salaries and related expenses as a result of reduction in head count.

General and administrative expenses were $490,000 for the three months ended March 31, 2018, compared to $890,000 for the same period in 2017. The decrease was primarily due to lower share based compensation due to reversal of expenses associated with an equity award of the Company's former CEO which was forfeited as a result of his separation from employment. This was partially offset by an increase in salary and related expenses due to a onetime payment to the Company's former CEO as a result of his separation from employment.

Operating loss was $2.1 million for the three months ended March 31, 2018, compared to an operating loss of $2.8 million for the same period in 2017.

Financial expenses, net was $21,000 for the three months ended March 31, 2018, compared to $110,000 income for the same period in 2017.

Net loss was $2.1 million for the three months ended March 31, 2018, compared to $2.7 million for the same period in 2017.

Non-GAAP net loss, as defined below, was $2.5 million for the three months ended March 31, 2018, compared to $2.4 million for the same period in 2017. A reconciliation of GAAP results to non-GAAP results is provided below.

Cash and cash equivalents were $4.6 million as of March 31, 2018, compared with $7 million as of December 31, 2017. Cash and cash equivalents as of March 31, 2018 on a pro-forma basis to give effect to the net proceeds received from the sale of securities in the Offering were $22.6 million.

Net cash used in operating activities was $2.3 million for the three months ended March 31, 2018, compared to $2.3 million for the same period in 2017.

The number of outstanding ordinary shares as of March 31, 2018 was 1,609,133.  On May 14, 2018, following the completion of the public offering, the total number of outstanding ordinary shares was 5,013,224 (or 5,290,497 ordinary shares assuming the exercise in full of the remaining outstanding pre-funded warrants to purchase 277,273 ordinary shares that were issued in the Offering).

About Check-Cap

Check-Cap is a clinical-stage medical diagnostics company developing C-Scan®, an ingestible capsule-based system for preparation-free colorectal cancer screening.

Utilizing innovative ultra-low dose X-ray and wireless communication technologies, the capsule generates information on the contours of the inside of the colon as it passes naturally. This information is used to create a 3D map of the colon, which allows physicians to look for polyps and other abnormalities. Designed to improve the patient experience and increase the willingness of individuals to participate in recommended colorectal cancer screening, C-Scan removes many frequently-cited barriers, such as laxative bowel preparation, invasiveness and sedation.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with U.S. GAAP, the Company's financial results release contains Non-GAAP financial measures of net loss for the period that exclude the effects of share-based compensation and changes in royalties provision. The Company's management believes the Non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going operations.  Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to "Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F for its fiscal year ended December 31, 2017 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

[Financial Tables to Follow]

CHECK CAP LTD
CONSOLIDATED UNAUDITED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

	March 31,	December 31,
	2018	2017
Assets
Current assets
Cash and cash equivalents	4,644	6,997
Prepaid expenses and other current assets	398	406
Total current assets	5,042	7,403

Non-current assets
Property and equipment, net	469	503
Total non-current assets	469	503
Total assets	5,511	7,906

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accruals
Trade	644	608
Other	301	347
Other current liabilities	4	5
Employees and payroll accruals	763	602
Total current liabilities	1,712	1,562

Non-current liabilities
Royalties provision	457	439
Total non-current liabilities	457	439

Shareholders' equity
Share capital	975	974
Additional paid-in capital	57,206	57,643
Accumulated deficit	(54,839)	(52,712)
Total shareholders' equity	3,342	5,905
Total liabilities and shareholders' equity	5,511	7,906

CHECK-CAP LTD.
CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended March 31,
	2018	2017

Research and development expenses, net	1,620	1,877
General and administrative expenses	485	886
Operating loss	2,105	2,763

Financial income (expenses), net	(21)	110
Loss before tax	2,126	2,653
Taxes on income	1	3
Net loss	2,127	2,656

Net loss per ordinary share basic and diluted	1.27	1.94

Weighted average number of ordinary shares outstanding - basic and diluted (in thousands)	1,674	1,368

CHECK-CAP LTD.
CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except per share data)

	Three months ended March 31,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	(2,127)	(2,656)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	43	36
Share-based compensation	(436)	214
Financial income, net	14	(138)
Changes in assets and liabilities items:
Decrease (increase) in prepaid and other current assets and non-current assets	8	(199)
Increase (decrease) in trade accounts payable, accruals and other current liabilities	(19)	180
Increase in employees and payroll accruals	161	193
Increase in royalties provision	18	24
Net cash used in operating activities	(2,338)	(2,346)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(1)	(66)
Proceeds from short-term investments	-	-
Net cash provided by (used in) investing activities	(1)	(66)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of warrants into ordinary shares	-	15
Net cash provided by financing activities	-	15

Effect of exchange rate changes on cash and cash equivalents	(14)	138
Net decrease in cash and cash equivalents	(2,353)	(2,259)
Cash and cash equivalents at the beginning of the period	6,997	11,639
Cash and cash equivalents at the end of the period	4,644	9,380

CHECK-CAP LTD.
SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands)

	Three months ended
	March 31,
	2018	2017
GAAP net loss for the period	(2,127)	(2,656)
Share-based compensation (1)	(436)	214
Changes in royalties	18	24
Non-GAAP net loss for the period	(2,545)	(2,418)
(1) Share-based compensation:
Research and development expenses, net	24	44
General and administrative expenses:
General and administrative expenses	42	170
One-time reversal of expenses for equity award of the Company's former CEO as a result of separation from employment	(502)	-
	(436)	214

Investor Contacts

Vivian Cervantes
PCG Advisory
+1-646-863-6274
vivian@pcgadvisory.com

Meirav Gomeh-Bauer
+972-54-4764979
Meirav@bauerg.com